



Knock House Productions LLC Small Business Bond™

Bond Terms:

Bond Yield: 7.00%

Target Raise Amount: $125,000

Offering End Date: August 16, 2022

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $30,000

Company Details:

Name: Knock House Productions LLC

Founded: June 12, 2020

Address: 1811 St. Hope St.
            Los Angeles, CA 90015

Industry: Sound Recording Studios

Employees: 1

Website: https://www.knockhousela.com/

Use of Funds Allocation:

If the maximum raise is met:

$40,000 (32.00%) of the proceeds will go towards equipment

$30,000 (24.00%) of the proceeds will go towards construction

$30,000 (24.00%) of the proceeds will go towards marketing

$20,312 (16.25%) of the proceeds will go towards working capital

$4,688 (3.75%) of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 3,639 Followers





Business Metrics:

	FY20	FY21	YTD 5/31/2022
Total Assets	$44,130	$100,584	$110,154
Cash & Cash Equivalents	$4,005	$3,263	-$800
Accounts Receivable	$0	$0	$0
Short-term Debt	$0	$0	-$639
Long-term Debt	$0	$0	$0
Revenue	$15,919	$168,613	$78,110
Cost of Goods Sold	$0	$0	$0
Taxes	$0	$0	$0
Net Income	$7,437	$98,490	$35,270

Recognition:

Knock House Productions LLC has been in business since 2020 and has three modern recording studios in downtown Los Angeles.

About:

Knock House Productions LLC is a music production company and state-of-the-art recording studio in Los Angeles. Their mission is to provide high-quality equipment and a comfortable and creative environment where dedicated artists are free to create, develop and network at below-market price points. Located downtown, Knock House offers three ultramodern recording studios to Los Angeles artists, and they all include the convenience of 24-hour online booking system, customer service that cares about the client experience, and knowledgeable staff who are committed to providing the best possible service. Expert engineers also offer original backing tracks and beats for sale.

For more information, contact our Customer Support Team at support@thesmbx.com

